China Xiangtai Food Co., Ltd.

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
WVM Inc.	British Virgin Islands
China Silanchi Holding Limited	British Virgin Islands
CVS Limited	Hong Kong
Haochuangge Limited	Hong Kong
Chongqing Jinghuangtai Business Management Consulting Co., Ltd.	People’s Republic of China
Guangan Yongpeng Food Co., Ltd.	People’s Republic of China
Chongqing Pengmei Supermarket Co., Ltd.	People’s Republic of China
Beijing Guangyixing Technology Co.	People’s Republic of China

VIE
Chongqing Penglin Food Co., Ltd.	People’s Republic of China
Chongqing Ji Mao Cang Feed Co., Ltd.	People’s Republic of China
Beijing Fu Tong Ge Technology Co., Ltd.	People’s Republic of China